BOARDWALK HOSPITALITY INC.
COMPARATIVE FINANCIAL STATEMENTS

AS OF AND FOR THE INTERIM PERIOD ENDING
MAY 31, 2017 (Unaudited)



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Boardwalk Hospitality, Inc.
Las Vegas, NV

We have reviewed the accompanying balance sheet of Boardwalk Hospitality, Inc. as of May 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 23, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TABLE OF CONTENTS

Boardwalk Hospitality Inc.
Balance Sheets
May 31, 2017 (Unaudited)

	ASSETS	05/31/2017
Current Assets:		
Cash		$ 111,591
Prepaid and Other Assets		53,616
Total Current Assets		165,207
Intangible Assets, net		37,000
Total Assets		**$ 202,207**

	LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	
Current Liabilities:		
Accounts Payable		$ 2,691
Accrued Expenses		3,435
Total Current Liabilities		6,126
Long Term Liabilities:		
Long Term Notes - Related Party		202,000
Total Long-Term Liabilities		202,000
Total Liabilities		208,126
Stockholders' Equity (Deficit)		
Common Stock, no par value, 10,000,000 shares authorized; 2,000,000 and 0 shares issued and outstanding, respectively		2,000
Accumulated Deficit		(7,919)
Total Stockholders' Equity (Deficit)		(5,919)
Total Liabilities & Stockholders' Equity (Deficit)		**$ 202,207**

See accompanying notes to financial statements

Boardwalk Hospitality Inc.
Statements of Operations
Period Ending May 31, 2017 (unaudited)

	Five Months Ending 05/31/2017
Revenues:	
Ben & Jerry's Product Sales	$ 0
Peet's Coffee & Tea Product Sales	0
Souvenirs	0
Total Revenues	0
Cost of Sales	0
Gross Profit	0
Operating Expenses:	
Professional Services	6,293
General & Administrative	1,626
Total Operating Expenses	7,919
Loss from Operations	(7,919)
Loss before Income Taxes	(7,919)
Income Tax	-
Net Loss	$ (7,919)
Net Loss per common share	$ 0
Weighted average shares outstanding	0

See accompanying notes to financial statements

4

Boardwalk Hospitality Inc.
Statements of Stockholders' Equity (Deficit)
May 31, 2017 (Unaudited)

	Common Stock		Accumulated Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Starting Balance	-	-	-	-	-
Common Stock Issued for Cash	2,000,000	2,000			2,000
Net Loss	-	-	-	(7,919)	(7,919)
Balance, May 31, 2017	2,000,000	2,000	-	(7,919)	(5,919)

See accompanying notes to financial statements

Boardwalk Hospitality Inc.
Statements of Cash Flows
Period Ended and May 31, 2017 (Unaudited)

Cash Flows from Operating Activities:	**Five Months Ending 05/31/2017**
Net Loss	$ (7,919)
Decrease (increase) in operating assets	
Prepaid Expenses & Other Assets	(53,616)
Increase (decrease) in operating liabilities	
Accounts Payable	2,691
Other Accrued Expenses	3,435
Net cash provided/(used) in operating activities	(55,409)
Cash Flows from Investing Activities:	
Investment in Intangible Assets	(37,000)
Net cash provided/(used) by investing activities	(37,000)
Cash Flows from Financing Activities:	
Sale of Common Stock	2,000
Proceeds from Related Party Debt	202,000
Net cash provided/(used) by financing activities	(204,000)
Net increase/(decrease) in cash	111,591
Starting Cash	0
Cash at May 31, 2017	$ 111,591

See accompanying notes to financial statements

Note 1: The Company and Significant Accounting Policies

Organization and Nature of Business

Boardwalk Hospitality Inc. was incorporated in April 2017 for the purpose of owning and operating a Ben & Jerry's scoop shop under a franchise agreement and a Peet's Coffee & Tea 'We Proudly Brew' shop on the Venice Beach boardwalk in Los Angeles, California. The anticipated date of opening the store is September 2017.

The company will generate revenue from selling ice cream, smoothies, beverages and souvenirs to visitors to the boardwalk. The Venice Beach boardwalk is the second largest destination in Southern California with an estimated thirteen million visitors annually. In the second year, the company plans to add a catering service for businesses and individuals featuring its products.

The Company's Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur. Below is a summary of the critical accounting policies used in the preparation of its financial statements.

Cash and cash equivalents – Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of 90 days or less.

Revenue Recognition – Revenues associated with the sale of products are recorded when sold to customers pursuant to receipt of payment by cash or credit card transactions. Cost of sales, rebates and discounts are recorded at the time of revenue recognition or at each financial reporting date.

Other Estimates – The Company reviews all intangible assets periodically to determine if the value has been impaired by recent financial transactions using the discounted cash flow analysis of revenue stream for the estimated life of the assets.

Interim Financial Statements

The accompanying condensed financial statements of the Company have been prepared without audit. Certain information and disclosures required by accounting principles generally accepted in the United States have been condensed or omitted. These condensed financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results of operations of the Company for the period presented. The results of operations for the five-month period ended May 31, 2017, are not necessarily indicative of the results that may be expected for any future period or the fiscal year ending December 31, 2017.

Liquidity

Historically, the Company has incurred net losses and negative cash flows from operations as it has not yet opened its stores. As of May 31, 2017, the Company had an accumulated deficit of $7,919 and total stockholders' deficit of $5,919. At May 31, 2017, the Company had current assets of $165,207 including cash of $111,591, and current liabilities of $6,126, resulting in a working capital of $159,081.

For the five-month period ending May 31, 2017, the Company reported a net loss of $7,919. The Company had net cash used in operating activities of $55,409.

We anticipate that approximately $90,000 will be required prior to the September 2017 anticipated store opening for rent, travel and other general and administrative costs. Hiring and training of employees will occur in the month prior to the stores opening to perform preparation and training. Cash used for capital expenditures are estimated in the amount of $76,000, and include initial inventory, equipment and costs for leasehold improvements.

Management believes that cash generated by operations once the stores are opened, together with funds available from loans from its Founders and loans potentially received through a crowdfunding offering, will be sufficient to fund planned operations for the next twelve months. However, there can be no assurance that operations and operating cash flows will improve in the near future. If the Company is unable to obtain profitable operations and positive operating cash flows sufficient to meet its expenses, it may need to seek additional funding or be forced to scale back its development plans or to significantly reduce or terminate operations.

Note 2: Plant, Property, and Equipment and Intangible Assets

The Company has plant, property and equipment and other intangible assets used in the creation of revenue of the following as of May 31:

	05/31/2017
Furniture and Equipment	$ 0
Less Accumulated Depreciation	0
Net Fixed Assets	**$ 0**
Ben & Jerry's Franchise Fee	$ 37,000
Less Accumulated Amortization	0
Net Intangible Assets	**$ 37,000**

The Ben & Jerry's Franchise fee was paid pursuant to a franchise agreement with a five-year initial term and will be amortized over the life of the agreement. There is a renewal clause for an additional five-year term.

The Company reviews all intangible assets periodically to determine if the value has been impaired by recent financial transactions using the discounted cash flow analysis of revenue stream for the estimated life of the assets. At year end May 31, 2017, it was determined that no impairment exists.

Note 3: Accrued Liabilities

Accrued but unpaid insurance premiums for the five-month period ended May 31, 2017 total $3,435.

Note 4: Leases

We have leased an approximately 2,000 square foot space for a period of five years, with an option to renew for an additional five years, and are dividing the space into two individual stores to maximize the revenue potential. The lease term begins June 1, 2017 with rent and estimated operating expenses of

$17,090 per month. Operating expenses can be adjusted to reflect our portion of actual costs to maintain the common area. The monthly rental charge increases 3% each year on the anniversary date. Our location is directly facing the boardwalk and across from the skate park and gives us access to an estimated thirteen million annual visitors. The rent expense recognized for the period ended May 31, 2017 is $0.

Note 5: Long Term Notes Payable

As of May 31, 2017, the Company had the following long term notes payable balances outstanding:

<u>05/31/2017</u>

Related Party Notes to Boardwalk Hospitality	$ 202,000

Notes were issued in favor of the Michael Meader and Klaus Moeller for loans to the Company as of May 31, 2017. The terms of the notes issued have a maturity date of May 31, 2020 for the full amount of the principal and accrued interest. The stated interest rate is 6.0% per annum.   There is no prepayment penalty. Accrued interest as of May 31, 2017 was $0.

Note 6: Stockholders' Equity

As of May 31, 2017, 2,000,000 shares of common stock were outstanding out of the 10,000,000 shares of common authorized. On May 31, 2017 shares were sold subject to Restricted Stock Purchase Agreement at a per share price of $0.001, for an aggregate sum of $2,000.

Note 7: Income Taxes

The Company was formed in 2017 and had no obligation to file any income tax returns for previous years.

The Company will file income tax returns in the U.S. federal jurisdiction and in the state of California. The Company is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2017.

Note 8: Related Party Transactions

Founder Loans

In 2017, the Company borrowed $202,000 from the founders and major shareholders of the Company and issued promissory notes in favor of those individuals. Under the aforementioned notes, interest is due on the unpaid principal balance at an annual rate of 6.0%. The notes are payable on or before May 31, 2020. The proceeds from the notes will be used to pay operating obligations of the Company. As of May 31, 2017, an aggregate of $202,000, in principal were outstanding under the notes. As of May 31, 2017, accrued interest on these notes are $0 and $0, respectively. See Note 5: Notes Payable for additional detail on these transactions.

Note 9: Subsequent Events

The Company evaluated subsequent events as of June 23, 2017, the date on which the financial statements were available to be issued, and determined that no material activity has occurred.